

DIVISION OF
CORPORATION FINANCE

May 24, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re: VeraSun Energy Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed May 23, 2006**
> **File No. 333-132861**

Dear Mr. Endres:

    We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 25

1. Please disclose and tell us how you calculated your adjusted net tangible book value of $352.9 million as of March 31, 2006.

Principal and Selling Shareholders, page 78

2. With respect to Teachers Insurance and Annuity Association of America, we re-issue comment number 39 from our letter dated April 27, 2006. Please disclose the following:
    - that the selling shareholder purchased in the ordinary course of business; and
    - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If this selling shareholder is unable to make these representations, please state that they are underwriters.

Financial Statements for the Quarter Ended March 31, 2006
Note 4 – Stock-Based Compensation, page F-36

3. We have reviewed your response to comment nine. Please provide us with a more detailed analysis to help us understand the timing of the increase in the value of your common stock from $5.16 per share in late January 2006 to the low end of the offering range of $18 as of May 23. Please identify the timing of specific events indicating the increase in value. Please also tell us the date of the initial meeting with your underwriters and your decision to undertake an initial public offering.

4. Please tell us how you determined the charge recorded in the first quarter related to the put warrant, including the value of the underlying stock used in the calculation of the value of the put warrant as of December 31, 2005 and March 31, 2006. In your response, please address the impact of the increase in the value of your common stock during 2006 on your accounting for the put warrant. In this regard, we note that during the first quarter of 2006 you recorded a charge related to the increase in the value of your common stock of $0.051 per share.

5. Please tell us what portion of the November 30, 2005 offering of your common stock was to related parties.

6. Please provide us with additional information to help us understand how you determined the amount of the $29.5 million charge to be recorded in connection with your initial public offering related to the management bonus, the put warrant, and the acceleration of options, warrants and restricted stock. Please address each component of this charge individually.

Exhibits

7. Please note that we will review the legality opinion when it is filed and may have comments. Please allocate sufficient time to permit our review prior to requesting acceleration of effectiveness.

8. Please file the agreement with American Milling LP as an exhibit to the registration statement or tell us why such agreement need not be filed.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
        Stoel Rives LLP
        900 SW Fifth Avenue
        Suite 2600
        Portland, Oregon 97204